Ex-(a) (l) (F)
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
U.S.A.
www.lilly.com
Date: October 14, 2008

For Release:	Immediately
Refer to:	Lilly: (317) 276-5795 — Mark E. Taylor or (317) 276-5046 — Angela Sekston ImClone: (908) 243-9945 — Tracy Henrikson or (646) 638-5045 — Rebecca Gregory media@imclone.com
Lilly Commences Cash Tender Offer for ImClone Systems at $70 per share
Indianapolis, IN — Eli Lilly and Company (NYSE: LLY) announced today that its wholly-owned subsidiary, Alaska Acquisition Corporation, has commenced its tender offer for all outstanding shares of ImClone Systems Incorporated (NASDAQ:IMCL) at a price of $70.00 net per share in cash. Lilly and ImClone previously announced that they had reached a definitive merger agreement for Lilly to acquire ImClone.
The Board of Directors of ImClone has unanimously determined that the offer and the merger are fair to, and in the best interests of, ImClone and its shareholders; approved and declared advisable the merger agreement and the transactions contemplated thereby, including the offer; and recommended that holders of shares of ImClone common stock accept the offer and tender their shares in the offer.
There is no financing condition to the tender offer. The tender offer is subject to certain conditions set forth in the Offer to Purchase referenced below, including a minimum share tender condition, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other governmental approvals.
Unless the tender offer is extended, the tender offer and any withdrawal rights to which ImClone’s shareholders may be entitled will expire at 12:00 midnight, EST, on Thursday, November 20, 2008. Following the acceptance for payment of shares in the tender offer and completion of the transactions contemplated in the merger agreement, ImClone will become a wholly-owned subsidiary of Lilly.

The complete terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials which Lilly and Alaska Acquisition Corporation will file with the SEC on October 14, 2008. In addition, on October 14, 2008, ImClone will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and other related materials, including the Solicitation/Recommendation Statement, are available free of charge from Georgeson, Inc., the information agent for the tender offer at (800) 262-1918 (toll free). Wells Fargo Bank N.A. is acting as depositary for the tender offer. The dealer manager for the offer is UBS Securities LLC.
About Eli Lilly and Company
Lilly, a leading innovation-driven corporation, is developing a growing portfolio of first-in-class and best-in-class pharmaceutical products by applying the latest research from its own worldwide laboratories and from collaborations with eminent scientific organizations. Headquartered in Indianapolis, Ind., Lilly provides answers — through medicines and information — for some of the world’s most urgent medical needs. Additional information about Lilly is available at www.lilly.com. C-LLY
This press release contains forward-looking statements that are based on management’s current expectations, but actual results may differ materially due to various factors. The company cannot guarantee that the merger described will close or that the company will realize anticipated operational efficiencies following any such merger with ImClone .The current credit market may increase the cost of financing the transaction. There are significant risks and uncertainties in pharmaceutical research and development and there can be no guarantees with respect to the company’s or ImClone’s pipeline products that the products will receive the necessary clinical and manufacturing regulatory approvals or that they will prove to be commercially successful. The company’s results may also be affected by such factors as competitive developments affecting current products; rate of sales growth of recently launched products; the timing of anticipated regulatory approvals and launches of new products; regulatory actions regarding currently marketed products; other regulatory developments and government investigations; patent disputes and other litigation involving current and future products; the impact of governmental actions regarding pricing, importation, and reimbursement for pharmaceuticals; changes in tax law; asset impairments and restructuring charges; acquisitions and business development transactions; and the impact of exchange rates. For additional information about the factors that affect the company’s business, please see the company’s latest Form 10-K filed February 2008 and Form 10-Q filed August 2008. The company undertakes no duty to update forward-looking statements.
Important Information about the Tender Offer
This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) to be filed by Lilly and Alaska Acquisition Corporation with the SEC on October 14, 2008. In addition, on October 14, 2008, ImClone will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (and related materials) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials may be obtained at no charge upon request to Georgeson, Inc., the information agent for the tender offer at (800) 262-1918 (toll free). In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.
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